03003448

HINDALCO
ADITYA BIRLA GROUP

03 JAN 21 AM 7:21

Ref: AJJ:PVK:1048:2002-03 Date:- 6th January, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

As per Clause 41 of the Listing Agreement, Notice is hereby given that a Meeting of the Board of Directors of the Company will be held on Friday, the 24th January, 2003, to consider amongst other items of Agenda the Quarterly Unaudited Financial Results (Provisional) of the Company, for the Third Quarter ended 31st December, 2002.

Thanking you,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours faithfully,
for Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

dlw 2/3

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107